SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

or

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 000-20008

A.      Full title of the plan and the address of the plan, if different from that of the issuer named below:

Forgent Networks 401(k) Plan

B.      Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Forgent Networks, Inc.

108 Wild Basin Road

Austin, Texas 78746

1.1    Financial Statements and Supplemental Schedules

Forgent Networks 401(k) Plan

December 31, 2005 and 2004 and year ended December 31, 2005 with Report of
Independent Registered Public Accounting Firm

Forgent Networks 401(k) Plan

Financial Statements
and Supplemental Schedules

December 31, 2005 and 2004 and year ended December 31, 2005

Contents

Report of Independent Registered Public Accounting Firm

Financial Statements

Statements of Net Assets Available for Benefits
Statement of Changes in Net Assets Available for Benefits
Notes to Financial Statements

Supplemental Schedules

Schedule H, line 4a — Schedule of Delinquent Participant Contributions
Schedule H, line 4i — Schedule of Assets (Held at End of Year)

Report of Independent Registered Public Accounting Firm

The Trustees
Forgent Networks 401(k)

We have audited the accompanying statements of net assets available for benefits of the Forgent Networks 401(k) Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements for the Plan taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2005, and delinquent participant contributions for the year ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Austin, Texas
June 26, 2006

Forgent Networks 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2005	2004

Assets
Investments at fair value	$10,781,726	$11,334,156
Net assets available for benefits	$10,781,726	$11,334,156

See accompanying notes.

Forgent Networks 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2005

Additions:
Employee contributions	$114,966
Employer contributions	6,549
Net appreciation in fair value of investments	753,511
Interest income	38,943

Total additions	913,969

Deductions:
Benefit payments	1,465,371
Administrative expenses	1,028

Total deductions	1,466,399

Net decrease in net assets available for benefits	(552,430)

Net assets available for benefits at beginning of year	11,334,156

Net assets available for benefits at end of year	$10,781,726

See accompanying notes.

Forgent Networks 401(k) Plan

Notes to Financial Statements

December 31, 2005

1. Description of Plan

The Forgent Networks 401(k) Plan (the Plan) became effective January 1, 1990.

The following brief description of the Plan is provided for general purposes only. Participants should refer to the Plan agreement for more complete information.

General

The Plan is a defined contribution profit sharing plan covering substantially all employees of Forgent Networks, Inc. (the Company). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility

Employees are eligible for participation in the Plan after obtaining 21 years of age.

Contributions

Eligible employees may contribute from 1% up to 20% of compensation, as defined in the Plan, up to the statutory annual deferral limit.

The Company may make matching contributions up to specified amounts at its discretion. The Company matched 25% of employee deferrals up to a maximum of 6% of employee earnings.

All contributions are invested at the direction of the participants.

Forgent Networks 401(k) Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Vesting

Participants are immediately vested in their contributions and actual earnings thereon. Company matching contributions and actual earnings thereon vest based on years of service completed by participants. Vesting is determined in accordance with the following schedule:

2 Years of Service	Percentage

Less than 1	0%
1 but less than 2	20%
2 but less than 3	40%
3 but less than 4	60%
4 but less than 5	80%
5 or more	100%

Payment of Benefits

Participants are entitled to receive benefit payments at the normal retirement age of 65, in the event of the participant’s death or disability, or in the event of termination under certain circumstances other than those listed or if the participant reaches age 70½ while still employed. Benefits may be paid in a lump-sum distribution or by an annuity.

Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it reserves the right to do so at any time, as subject to the provisions of ERISA. Upon such termination, each participant becomes fully vested and all benefits shall be distributed to the participants or their beneficiaries.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Forgent Networks 401(k) Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Participant Loans

Upon written application of a participant, the Plan may make a loan to a participant. Participants are allowed to borrow no less than $1,000 and no greater than the lesser of 50% of the participant’s vested account balance or $50,000. Loans are amortized over a maximum of 60 months unless they are used to purchase a participant’s principal residence, and repayment is made through payroll deductions. The amount of the loan is deducted from the participant’s investment accounts and bears interest at a rate commensurate with local rates for similar plans.

Forfeitures

Forfeitures, if any, under the Plan are either applied to payment of certain administrative expenses of the Plan or the Company’s matching contribution to the Plan for the Plan year in which the forfeitures occur. During 2005, $10,005 in forfeitures were used to reduce the Company’s contribution.

Administration

The Plan is administered by trustees consisting of officers and employees of the Company. Certain administrative expenses of the Plan are paid by the Company.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Plan’s financial statements have been prepared on the accrual basis of accounting. Benefits are recorded when paid.

Forgent Networks 401(k) Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Valuation of Investments

Effective January 1, 1998, the Plan entered into a group annuity contract with Connecticut General Life Insurance Company (a CIGNA company) (“CGLIC”). On April 1, 2005, these contracts were assumed by Prudential. The contract includes the Prudential Guaranteed Income Fund and Guaranteed Governmental Securities Fund, which are invested in Prudential’s general portfolio and are recorded at contract value, which approximates fair value. The Guaranteed Income Fund does not have a maturity date or penalties for early withdrawals. Participant directed transfers among investment options and distributions are normally made immediately; however, Prudential may exercise its contractual right to defer a transfer or distribution from the Guaranteed Income Fund. It has seldom been necessary for Prudential to invoke this deferral provision. The rate of credited interest for any period of time will be determined by Prudential and is guaranteed for six-month periods (January 1 through June 30 and July 1 through December 31). The average yield for the Guaranteed Income Fund and the Guaranteed Governmental Securities Fund was approximately 3.7% and 2.50% and 1.72% and .67% for the years ended December 31, 2005 and 2004, respectively. The crediting interest rate (i.e., the rate at which interest was accrued to the contract balance) for the Guaranteed Income Fund and the Guaranteed Governmental Securities Fund was 3.75% and 3.50% and 2.00% and 1.04% as of December 31, 2005 and 2004, respectively.

The contract also includes pooled separate accounts. Prudential determines the fair value of the pooled separate accounts based on the quoted market values of the underlying assets in the separate accounts. Participant loans are stated at cost, which approximates fair value. Investments in Company common stock are reported at fair value, based on quoted prices in active markets.

Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and the accompanying notes and schedules. Actual results could differ from those estimates.

Forgent Networks 401(k) Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Risks and Uncertainties

The Plan provides for investments in various investment securities which, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

3. Investments

Individual investments that represent 5% or more of the Plan’s net assets at December 31, 2005 or 2004, are as follows:

	December 31
	2005	2004

Prudential Retirement Insurance and Annuity Company Pooled Separate Accounts:
Timesquare Corporate Bond/BSAM Fund	$639,380	$714,965
Fidelity Advisors Growth Opportunities Fund	825,505	899,169
Dreyfus Founders Growth Fund	590,946	715,232
Neuberger & Berman Partners Trust Fund	1,100,874	1,052,515
Balanced I/Wellington Management Fund	1,158,356	1,190,995
Templeton Foreign Account Fund	650,074	682,654
State Street Russell 3000 Fund	559,124	609,537
Small Cap Growth/Timesquare Fund	1,873,717	1,762,190
Small Cap Value/Perkins Wolf McDonnell	719,206	837,405
Guaranteed Income Fund	1,380,689	1,565,623

Forgent Networks 401(k) Plan

Notes to Financial Statements (continued)

3. Investments (continued)

During 2005, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as follows:

Pooled separate accounts	$738,098
Common stock	15,413
$753,511

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 13, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is exempt.

Supplemental Schedules

Forgent Networks 401(k) Plan

Schedule H, Line 4a — Schedule of Delinquent Participant Contributions
EIN: 74-2415696    PN: 001

Year ended December 31, 2005

Year Ended	Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
2003	$2,480	$2,480

Forgent Networks 401(k) Plan

Schedule H, line 4i — Schedule of Assets (Held at End of Year)
EIN: 74-2415696    Plan Number 001

December 31, 2005

Identity of Issue	Description of Asset	Current Value

*Prudential Retirement Insurance and Annuity Company	Guaranteed Income Fund	$1,380,689
*Prudential Retirement Insurance and Annuity Company	Guaranteed Government Securities Fund	1,178
*Prudential Retirement Insurance and Annuity Company	Timesquare Corporate Bond/BSAM Fund	639,380
*Prudential Retirement Insurance and Annuity Company	Lifetime 20 Fund	71,546
*Prudential Retirement Insurance and Annuity Company	Lifetime 30 Fund	182,080
*Prudential Retirement Insurance and Annuity Company	Lifetime 40 Fund	86,654
*Prudential Retirement Insurance and Annuity Company	Lifetime 60 Fund	13,203
*Prudential Retirement Insurance and Annuity Company	Fidelity Advisors Growth Opportunities Fund	825,505
*Prudential Retirement Insurance and Annuity Company	Dreyfus Founders Growth Fund	590,946
*Prudential Retirement Insurance and Annuity Company	Neuberger & Berman Partners Trust Fund	1,100,874
*Prudential Retirement Insurance and Annuity Company	Balanced I/Wellington Management Fund	1,158,356
*Prudential Retirement Insurance and Annuity Company	Lazard Equity Portfolio Account Fund	96,657
*Prudential Retirement Insurance and Annuity Company	Janus Worldwide Account Fund	236,560
*Prudential Retirement Insurance and Annuity Company	Templeton Foreign Account Fund	650,074

Forgent Networks 401(k) Plan

Schedule H, line 4i — Schedule of Assets (Held at End of Year) (continued)
EIN: 74-2415696    Plan Number 001

December 31, 2005

Identity of Issue	Description of Asset	Current Value

*Prudential Retirement Insurance and Annuity Company	State Street Russell 3000 Fund	$559,124
*Prudential Retirement Insurance and Annuity Company	Small Cap Growth/Timesquare Fund	1,873,717
*Prudential Retirement Insurance and Annuity Company	Small Cap Value/Perkins Wolf McDonnell	719,206
*Prudential Retirement Insurance and Annuity Company	Mid Cap Value/Cooke & Bieler Fund	85,464
*Prudential Retirement Insurance and Annuity Company	Mid Cap Growth/Artisan Partners	37,378
*Prudential Retirement Insurance and Annuity Company	High Yield Bond/Caywood-Scholl Fund	447
*Prudential Retirement Insurance and Annuity Company	T. Rowe Price EQ Inc.-ADV SH	52,584
*Prudential Retirement Insurance and Annuity Company	Oppenheimer Global-CLA	86,803
*Prudential Retirement Insurance and Annuity Company	International Equity/Julius Baer	143,454
*Prudential Retirement Insurance and Annuity Company	Large Cap/LSV Asset Management	65,535
*Prudential Retirement Insurance and Annuity Company	Large Cap/Waddel & Reed	19,230
*Prudential Retirement Insurance and Annuity Company	AM Cent Ultra Advisor	302
*Forgent Networks, Inc.	Forgent Common Stock Fund	77,610
*Participant Loans	Varying maturity dates and interest rates at 7.25%	27,170
Total		$10,781,726

*Indicates a party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employees benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Forgent Networks
401(k) Plan

Date: June 29, 2006	By:	/s/ Paul Tesluk
	Name:	Paul Tesluk
	Title:	Plan Advisor

Exhibit Index

Exhibit
Number	Document Description

23.1	Consent of Ernst & Young